Exhibit 99.2
REGISTRATION RIGHTS AGREEMENT
This registration rights agreement (the "Agreement") is entered into on this 23rd day of April 2014 by and between:
(1)            KNIGHTSBRIDGE TANKERS LIMITED, a company incorporated in Bermuda (the "Company");
(2)            FRONTLINE 2012 LTD., a company incorporated in Bermuda ("Frontline"); and
(3)            HEMEN HOLDING LTD., a company incorporated in Cyprus ("Hemen" and, together with Frontline, the "Shareholders")
(hereinafter collectively referred to as the "Parties" and, individually, as a "Party").
WHEREAS:
(A)            The Company has, on April 3, 2014, entered into an acquisition agreement with Frontline (the "Acquisition Agreement") pursuant to which the Company will acquire certain assets from Frontline in exchange for 15,500,000 shares of the common stock (the "Frontline Registrable Securities") of the Company, par value $0.01 per share (the "Common Stock").
(B)            The Company, through its wholly owned subsidiary KTL Bromley Inc., has entered into a memorandum of agreement with an affiliate of Hemen, Karpasia Shipping, Inc. ("Karpasia"), dated April 3, 2014 (the "MoA"), pursuant to which Bromley has agreed to acquire the capesize bulk carrier "Bulk China" for a purchase price of $55,000,000 of which $24,000,000 shall be paid in cash and the remainder financed by a seller's credit (the "Seller's Credit").
(C)            The Company will issue 3,100,000 shares of Common Stock (the "Hemen Registrable Securities") to Hemen in order to finance the Seller's Credit.
(D)            The Company, Bromley, Karpasia and Hemen have entered into a subscription and settlement agreement dated April 3, 2014 (the "Subscription Agreement") setting forth the terms applying to Hemen's subscription of the Hemen Registrable Securities.
(E)            In order to induce Frontline to enter into the Acquisition Agreement and Hemen to subscribe to the Hemen Registrable Securities, the Company has agreed to provide the registration rights set forth herein.
NOW THEREFORE, it is hereby agreed as follows:
SECTION 1. Definitions.  As used in this Agreement, the following terms shall have the following meanings:
"Acquisition Agreement" has the meaning set forth in the preamble hereof.

"Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.
"Common Stock" has the meaning set forth in the preamble hereof.
"Company" has the meaning set forth in the preamble hereof.
"Deferral Notice" has the meaning set forth in Section 3(h) hereof.
"Deferral Period" has the meaning set forth in Section 3(h) hereof.
"Effectiveness Deadline Date" has the meaning set forth in Section 2(a) hereof.
"Effectiveness Period" means the period commencing on the date hereof and ending on the date that all Registrable Securities have (a) been sold or (b) are freely tradable under Rule 144 (without volume restrictions).
"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.
"Filing Deadline Date" has the meaning set forth in Section 2(a) hereof.
"FINRA" means the Financial Industry Regulatory Authority.
"Frontline 2012" has the meaning set forth in the preamble hereof.
"Frontline Registrable Securities" has the meaning set forth in the preamble hereof.
"Hemen" has the meaning set forth in the preamble hereof.
"Hemen Registrable Securities" has the meaning set forth in the preamble hereof.
"Holder" and "Holders" means a Shareholder and the Shareholders, respectively, and in each case shall include any successor and permitted assign under this Agreement.
"Indemnified Person" has the meaning set forth in Section 6(a) hereof.
"Initial Shelf Registration Statement" has the meaning set forth in Section 2(a) hereof.
"Issue Date" means the later of (i) the date of closing of the transactions contemplated under the Acquisition Agreement and (ii) the date of closing of the transactions contemplated under the MOA and the Subscription Agreement.
"Karpasia" has the meaning set forth in the preamble hereof.
"Material Event" has the meaning set forth in Section 3(h) hereof.
"MOA" has the meaning set forth in the preamble hereof.

"Notice" has the meaning set forth in Section 2(d) hereof.
"Person" means an individual, partnership, corporation, limited liability company, trust, estate, or unincorporated organization, or other entity, or a government or agency or political subdivision thereof.
"Prospectus" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A or Rule 415 promulgated under the Securities Act), as amended or supplemented by any amendment, prospectus supplement or any free writing prospectus (as defined in Rule 405 under the Securities Act), including post-effective amendments, and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such Prospectus.
"Registrable Securities" means the Frontline Registrable Securities and the Hemen Registrable Securities.
"Registration Statement" means any registration statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such registration statement.
"Rule 144" means Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.
"SEC" means the Securities and Exchange Commission.
"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.
"Seller's Credit" has the meaning set forth in the preamble hereof.
"Shareholder" shall have the meaning set forth in the preamble hereof.
"Shelf Registration Statement" has the meaning set forth in Section 2(a) hereof.
"Subscription Agreement" has the meaning set forth in the preamble hereof.
"Subsequent Shelf Registration Statement" has the meaning set forth in Section 2(b) hereof.
"Transfer" means and includes the act of selling, giving, transferring, creating a trust (voting or otherwise), assigning or otherwise disposing of (other than pledging, hypothecating or otherwise transferring as security or any transfer upon any merger or consolidation) (and correlative words shall have correlative meanings); provided, however, that any transfer or other disposition upon foreclosure or other exercise of remedies of a secured creditor after an event of default under or with respect to a pledge, hypothecation or other transfer as security shall constitute a Transfer.
"Well-Known Seasoned Issuer" or "WKSI" has the meaning set forth in Rule 405 under the Securities Act.
"WKSI Shelf Registration Statement" means an automatically effective registration statement for an offering of the Company's securities to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act filed by the Company with the SEC.
SECTION 2. Shelf Registration.  (a) The Company shall prepare and file or cause to be prepared and filed with the SEC, as soon as practicable but in any event by the date (the "Filing Deadline Date") one hundred and eighty (180) days after the Issue Date, a Registration Statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (a "Shelf Registration Statement") registering the resale from time to time by Holders thereof of all of the Registrable Securities (the "Initial Shelf Registration Statement"). The Initial Shelf Registration Statement shall be on Form F-3 or another appropriate form permitting registration of such Registrable Securities for resale by such Holders in accordance with the methods of distribution elected by the Holders and set forth in the Initial Shelf Registration Statement. The Company shall use its commercially reasonable best efforts to cause the Initial Shelf Registration Statement to be declared effective under the Securities Act as promptly as is practicable but in any event by the date (the "Effectiveness Deadline Date") that is two hundred and forty (240) days after the Issue Date. Except as otherwise provided herein, the Company shall use its reasonable best efforts to keep the Initial Shelf Registration Statement (or any Subsequent Shelf Registration Statement) continuously effective under the Securities Act until the expiration of the Effectiveness Period. At the time the Initial Shelf Registration Statement is declared effective, each Holder that provided notice to the Company on or prior to the date ten (10) Business Days prior to such time of effectiveness shall be named as a selling securityholder in the Initial Shelf Registration Statement and the related Prospectus in such a manner as to permit such Holder to deliver such Prospectus to purchasers of Registrable Securities in accordance with applicable law.
(b)            If the Initial Shelf Registration Statement or any Subsequent Shelf Registration Statement ceases to be effective for any reason at any time during the Effectiveness Period, the Company shall use its reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within thirty (30) days of such cessation of effectiveness amend the Shelf Registration Statement in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional Shelf Registration Statement (a "Subsequent Shelf Registration Statement") covering all of the securities that as of the date of such filing are Registrable Securities. If a Subsequent Shelf Registration Statement is filed and is not a WKSI Shelf Registration Statement, the Company shall use its reasonable best efforts to cause the Subsequent Shelf Registration Statement to become effective as promptly as is practicable after such filing.
(c)            The Company shall supplement and amend the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement or as otherwise required by the Securities Act.
(d)            Each Holder agrees that if such Holder wishes to sell Registrable Securities pursuant to a Shelf Registration Statement and related Prospectus, it will do so only in accordance with this Section 2(d) and Section 3(h). Following the date that the Initial Shelf Registration Statement becomes or is declared effective, each Holder wishing to sell Registrable Securities pursuant to a Shelf Registration Statement and related Prospectus agrees to deliver a notice to distribute Registrable Securities pursuant to the Shelf Registration and related prospectus (a "Notice") to the Company at least five (5) Business Days prior to any intended distribution of Registrable Securities under the Shelf Registration Statement. Each Holder who elects to sell Registrable Securities pursuant to a Shelf Registration Statement agrees, by submitting such notice to the Company, it will be bound by the terms and conditions of this Agreement.
SECTION 3. Registration Procedures.  ln connection with the registration obligations of the Company under Section 2 hereof, during the Effectiveness Period, the Company shall:
(a)            Prepare and file with the SEC a Shelf Registration Statement or Shelf Registration Statements on any appropriate form under the Securities Act available for the sale of the Registrable Securities by the Holders thereof in accordance with the intended method or methods of distribution thereof, and use its reasonable best efforts to cause each such Shelf Registration Statement to become effective and remain effective as provided herein; provided that before filing any Shelf Registration Statement or Prospectus or any amendments or supplements thereto with the SEC (but excluding reports filed with the SEC under the Exchange Act), furnish upon request to counsel for the Holders, if any, copies of all such documents proposed to be filed at least three (3) Business Days prior to the filing of such Shelf Registration Statement or amendment thereto or Prospectus or supplement thereto, or as such shorter period as may be agreed upon by the Holders.
(b)            Subject to Section 3(h), prepare and file with the SEC such amendments and post-effective amendments to each Shelf Registration Statement as may be necessary to keep such Shelf Registration Statement continuously effective for the applicable period specified in Section 2(a); cause the related Prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and use its reasonable best efforts to comply with the provisions of the Securities Act applicable to it with respect to the disposition of all securities covered by such Shelf Registration Statement during the Effectiveness Period in accordance with the intended methods of disposition by the sellers thereof set forth in such Shelf Registration Statement as so amended or such Prospectus as so supplemented.
(c)            As promptly as practicable give notice to the Holders, (i) when any Prospectus, prospectus supplement, Registration Statement or post-effective amendment to a Registration Statement has been filed with the SEC and, with respect to a Shelf Registration Statement or any post-effective amendment, when the same has been declared effective, (ii) of any request, following the effectiveness of the Initial Shelf Registration Statement under the

Securities Act, by the SEC or any other federal or state governmental authority for amendments or supplements to any Shelf Registration Statement or related Prospectus or for additional information relating to the Shelf Registration Statement, (iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of any Shelf Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (v) of the occurrence of, but not the nature of or details concerning, a Material Event (as defined below) and (vi) of the determination by the Company that a post-effective amendment to a Shelf Registration Statement will be filed with the SEC, which notice may, at the discretion of the Company (or as required pursuant to Section 3(h)), state that it constitutes a Deferral Notice, in which event the provisions of Section 3(h) shall apply.
(d)            Use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Shelf Registration Statement or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction in which they have been qualified for sale, in either case at the earliest possible moment, and provide immediate notice to each Holder of the withdrawal of any such order.
(e)            As promptly as practicable furnish to each Holder, upon request and without charge, at least one (1) conformed copy of the Registration Statement and any amendment thereto, including exhibits and, if requested, all documents incorporated or deemed to be incorporated therein by reference.
(f)            Deliver to each Holder in connection with any sale of Registrable Securities pursuant to a Registration Statement, without charge, as many copies of the Prospectus relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such persons may reasonably request; and the Company hereby consents (except during such periods that a Deferral Notice is outstanding and has not been revoked) to the use of such Prospectus or each amendment or supplement thereto by each Holder in connection with any offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto in the manner set forth therein.
(g)            Prior to any public offering of the Registrable Securities pursuant to a Shelf Registration Statement, use its reasonable best efforts to register or qualify or cooperate with the Holders, in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing (which request may be included in the Notice and Questionnaire); prior to any public offering of the Registrable Securities pursuant to the Shelf Registration Statement, use its reasonable best efforts to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period in connection with such Holder's offer and sale of Registrable Securities pursuant to such registration or qualification (or exemption therefrom) and do any and all other acts or things reasonably necessary or advisable to enable the disposition in such jurisdictions of such Registrable Securities in the manner set forth in the relevant Shelf Registration Statement and the related Prospectus; provided that the Company will not be required to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Agreement or (ii) take any action that would subject it to general service of process or to taxation in any such jurisdiction where it is not then so subject.
(h)            Upon (A) the issuance by the SEC of a stop order suspending the effectiveness of any Shelf Registration Statement or the initiation of proceedings with respect to any Shelf Registration Statement under Section 8(d) or 8(e) of the Securities Act, (B) the occurrence of any event or the existence of any fact (a "Material Event") as a result of which any Shelf Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any Prospectus shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (C) the occurrence or existence of any pending corporate development that, in the reasonable discretion of the Company, makes it appropriate to suspend the availability of any Shelf Registration Statement and the related Prospectus:
(i)            in the case of clause (B) above, subject to the next sentence, as promptly as practicable prepare and file, if necessary pursuant to applicable law, a post-effective amendment to such Shelf Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document that would be incorporated by reference into such Shelf Registration Statement and Prospectus so that such Shelf Registration Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and such Prospectus does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, and, in the case of a post-effective amendment to a Shelf Registration Statement, subject to the next sentence, provided such post-effective amendment is not a WKSI Shelf Registration Statement, use its reasonable best efforts to cause it to be declared effective as promptly as is practicable, and
(ii)            give notice to the Holders that the availability of the Shelf Registration Statement is suspended (a "Deferral Notice") and, upon receipt of any Deferral Notice, each Holder agrees not to sell any Registrable Securities pursuant to the Shelf Registration Statement until such Holder's receipt of copies of the supplemented or amended Prospectus provided for in clause (i) above, or until it is advised in writing by the Company that the Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus.
The Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed (x) in the case of clause (A) above, as promptly as is practicable, (y) in the case of clause (B) above, as soon as, in the sole judgment of the Company, public disclosure of such Material Event would not be prejudicial to or contrary to the interests of the Company or, if necessary to avoid unreasonable burden or expense, as soon as practicable thereafter, and (z) in the case of clause (C) above, as soon as, in the reasonable discretion of the Company, such suspension is no longer appropriate. The Company shall be entitled to exercise its right under this Section 3(h) to suspend the availability of any Shelf Registration Statement or any Prospectus (the "Deferral Period"); provided that the aggregate duration of any Deferral Periods shall not exceed 30 days in any three month period or 90 days in any twelve (12) month period.
(i)            If reasonably requested in writing in connection with a disposition of Registrable Securities pursuant to a Shelf Registration Statement, make reasonably available for inspection during normal business hours by a representative for the Holders of such Registrable Securities, any broker-dealers, underwriters, attorneys and accountants retained by such Holders, and any attorneys or other agents retained by a broker-dealer or underwriter engaged by such Holders, all relevant financial and other records and pertinent corporate documents and properties of the Company and its subsidiaries, and cause the appropriate officers, directors and employees of the Company and its subsidiaries to make reasonably available for inspection during normal business hours on reasonable notice all relevant information reasonably requested by such representative for the Holders, or any such broker-dealers, underwriters, attorneys or accountants in connection with such disposition, in each case as is customary for similar "due diligence" examinations; provided that such persons shall first agree in writing with the Company that any information that is reasonably designated by the Company as confidential at the time of delivery of such information shall be kept confidential by such persons and shall be used solely for the purposes of exercising rights under this Agreement, unless (i) disclosure of such information is required by court or administrative order or is necessary to respond to inquiries of regulatory authorities, (ii) disclosure of such information is required by law (including any disclosure requirements pursuant to federal securities laws in connection with the filing of any Shelf Registration Statement or the use of any Prospectus referred to in this Agreement), (iii) such information becomes generally available to the public other than as a result of a disclosure or failure to safeguard by any such person or (iv) such information becomes available to any such person from a source other than the Company and such source is not bound by a confidentiality agreement; and provided further that the foregoing inspection and information gathering shall, to the greatest extent possible, be coordinated on behalf of all the Holders and the other parties entitled thereto by a representative selected by a majority of Registrable Securities being sold by such Holders pursuant to such Shelf Registration Statement. Any person legally compelled or required by administrative or court order or by a regulatory authority to disclose any such confidential information made available for inspection shall provide the Company with prompt prior written notice of such requirement so that the Company may seek a protective order or other appropriate remedy.
(j)            Comply with all applicable rules and regulations of the SEC and make generally available to its securityholders earning statements (which need not be audited) satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) for a 12-month period commencing on the first day of the first fiscal quarter of the Company commencing after the effective date of a Shelf Registration Statement, which statements shall be made available no later than 45 days after the end of the 12-month period or 90 days if the 12-month period coincides with the fiscal year of the Company.
(k)            Cooperate with each Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities sold or to be sold pursuant to a Shelf Registration Statement, which certificates shall not bear any restrictive legends, and registered in such names as such Holder may request in writing at least two (2) Business Days prior to any sale of such Registrable Securities.
(l)            If requested, provide the transfer agent for the Common Stock with printed certificates for the Registrable Securities that are in a form eligible for deposit with The Depository Trust Company.
(m)            Cooperate and assist in any filings required to be made with the Financial Industry Regulatory Authority ("FINRA").
(n)            In the case of a Shelf Registration Statement involving an underwritten offering, the Company shall enter into such customary agreements (including, if requested, an underwriting agreement in reasonably customary form) and take all such other action, if any, as Holders of a majority of the Registrable Securities being sold or any managing underwriters reasonably shall request in order to facilitate any disposition of Registrable Securities pursuant to such Shelf Registration Statement, including, without limitation, (i) using its reasonable best efforts to cause its counsel to deliver an opinion or opinions in reasonably customary form, (ii) using its reasonable best efforts to cause its officers to execute and deliver all customary documents and certificates and (iii) using its reasonable best efforts to cause its independent public accountants to provide a comfort letter or letters in reasonably customary form; provided that with respect to clause (i), (ii) and (iii), the Company shall be reimbursed by Holders of the Registrable Securities being sold for the reasonable expenses incurred in connection with its obligations under this Section 3(n).
SECTION 4. Holder's Obligations.  Each Holder agrees, by acquisition of the Registrable Securities, that no Holder shall be entitled to sell any of such Registrable Securities pursuant to a Registration Statement or to receive a Prospectus relating thereto unless such Holder has furnished the Company with a Notice as required pursuant to Section 2(d) hereof and the information set forth in the next sentence. Each Holder agrees promptly to furnish to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such Holder not misleading and any other information regarding such Holder and the distribution of such Registrable Securities as the Company may from time to time reasonably request. Any sale of any Registrable Securities by any Holder shall constitute a representation and warranty by such Holder that the information relating to such Holder and its plan of distribution is as set forth in the Prospectus delivered by such Holder in connection with such disposition, that such Prospectus does not as of the time of such sale contain any untrue statement of a material fact relating to or provided by such Holder or its plan of distribution and that such Prospectus does not as of the time of such sale omit to state any material fact relating to or provided by such Holder or its plan of distribution necessary to make the statements in such Prospectus, in the light of the circumstances under which they were made, not misleading. Each Holder further agrees, by acquiring Registrable Securities, that it will not take any action that would result in the Company being required to file with the SEC under Rule 433(d) a free writing prospectus (as defined in Rule 405 under the Securities Act) prepared by or on behalf of such Holder that otherwise would not be required to be filed by the Company thereunder but for the action of such Holder.
SECTION 5. Registration Expenses.  The Company shall bear all fees and expenses incurred in connection with the performance by the Company of its obligations under Sections 2 and 3 of this Agreement whether or not any Shelf Registration Statement becomes or is declared effective. Such fees and expenses shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (x) with respect to filings required to be made with FINRA and (y) of compliance with federal and state securities or Blue Sky laws (including, without limitation, reasonable fees and disbursements of counsel to Holders, if any, in connection with Blue Sky qualifications of the Registrable Securities under the laws of such jurisdictions as Holders of a majority of the Registrable Securities being sold pursuant to a Shelf Registration Statement may designate up to a maximum amount of $25,000)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company), (iii) duplication expenses relating to copies of any Shelf Registration Statement or Prospectus delivered to any Holders hereunder, (iv) fees and disbursements of counsel for the Company in connection with any Shelf Registration Statement, (v) reasonable fees and disbursements of the registrar and transfer agent for the Common Stock and (vi) any Securities Act liability insurance obtained by the Company in its sole discretion. In addition, subject to Section 3(n), the Company shall pay the internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing by the Company of the Registrable Securities on any securities exchange on which similar securities of the Company are then listed and the fees and expenses of any person, including special experts, retained by the Company. Notwithstanding the provisions of this Section 5, each seller of Registrable Securities shall pay selling expenses, including any underwriting discount and commissions, all registration expenses to the extent required by applicable law and, except as otherwise provided herein, fees and expenses of counsel to such seller.
SECTION 6. Indemnification and Contribution
(a)            Indemnification by the Company.  Upon the registration of the Registrable Securities pursuant to Section 2 hereof, the Company shall indemnify and hold harmless each Holder and each underwriter, selling agent or other securities professional, if any, which facilitates the disposition of Registrable Securities, and each of their respective officers and directors and each person who controls such Holder, underwriter, selling agent or other securities professional within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each such person being sometimes referred to as an "Indemnified Person") against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Shelf Registration Statement under which such Registrable Securities are to be registered under the Securities Act, or any Prospectus contained therein or furnished by the Company to any Indemnified Person, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company hereby agrees to reimburse such Indemnified Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable to any such Indemnified Person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Shelf Registration Statement or Prospectus, or amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by such Indemnified Person expressly for use therein.
(b)            Indemnification by the Holders and any Agents and Underwriters.  Each Holder agrees, as a consequence of the inclusion of any of such Holder's Registrable Securities in such Shelf Registration Statement, and each underwriter, selling agent or other securities professional, if any, which facilitates the disposition of Registrable Securities shall agree, as a consequence of facilitating such disposition of Registrable Securities, severally and not jointly, to (i) indemnify and hold harmless the Company, its directors, officers who sign any Shelf Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, claims, damages or liabilities to which the Company or such other persons may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in such Shelf Registration Statement or Prospectus, or any amendment or supplement, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Holder, underwriter, selling agent or other securities professional expressly for use therein, and (ii) reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.
(c)            Notices of Claims, Etc.  Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 6, notify such indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under the indemnification provisions of or contemplated by subsection (a) or (b) above. In case any such action shall be brought against any indemnified party and it shall notify an indemnifying party of the commencement thereof, such indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party shall not be liable to such indemnified party under this Section 6 for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any indemnified party.
(d)            Contribution.  If the indemnification provided for in this Section 6 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations including, but not limited to, the timeliness of the notice given as required by Section 6(c). The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation (even if the Holders or any underwriters, selling agents or other securities professionals or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 6(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The obligations of the Holders and any underwriters, selling agents or other securities professionals in this Section 6(d) to contribute shall be several in proportion to the percentage of principal amount of Registrable Securities registered or underwritten, as the case may be, by them and not joint.
(e)            Notwithstanding any other provision of this Section 6, in no event will any (i) Holder be required to undertake liability to any person under this Section 6 for any amounts in excess of the dollar amount of the proceeds to be received by such Holder from the sale of such Holder's Registrable Securities (after deducting any fees, discounts and commissions applicable thereto) pursuant to any Shelf Registration Statement under which such Registrable Securities are to be registered under the Securities Act and (ii) underwriter, selling agent or other securities professional be required to undertake liability to any person hereunder for any amounts in excess of the discount, commission or other compensation payable to such underwriter, selling agent or other securities professional with respect to the Registrable Securities underwritten by it and distributed to the public.
(f)            The obligations of the Company under this Section 6 shall be in addition to any liability which the Company may otherwise have to any Indemnified Person and the obligations of any Indemnified Person under this Section 6 shall be in addition to any liability which such Indemnified Person may otherwise have to the Company. The remedies provided in this Section 6 are not exclusive and shall not limit any rights or remedies which may otherwise be available to an indemnified party at law or in equity.
SECTION 7. Information Requirements.  The Company covenants that, if at any time before the end of the Effectiveness Period the Company is not subject to the reporting requirements of the Exchange Act, it will cooperate with any Holder and take such further reasonable action as any Holder may reasonably request in writing (including, without limitation, making such reasonable representations as any such Holder may reasonably request), all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act and customarily taken in connection with sales pursuant to such exemption. Upon the written request of any Holder, the Company shall deliver to such Holder a written statement as to whether it has complied with such filing requirements, unless such a statement has been included in the Company's most recent report filed pursuant to Section 13 or Section 15(d) of Exchange Act. Notwithstanding the foregoing, nothing in this Section 7 shall be deemed to require the Company to register any of its securities (other than the Registrable Securities) under any section of the Exchange Act.
SECTION 8. Underwritten Registrations.  The Holders of Registrable Securities covered by a Shelf Registration Statement who desire to do so may sell such Registrable Securities to an underwriter in an underwritten offering for reoffering to the public. If any of the Registrable Securities covered by any Shelf Registration Statement are to be sold in an underwritten offering, the investment banker or investment bankers and manager or managers that will administer the offering will be selected by the Holders of a majority of such Registrable Securities included in such offering, subject to the consent of the Company (which shall not be unreasonably withheld or delayed), and such Holders shall be responsible for all underwriting commissions and discounts and any transfer taxes in connection therewith. No person may participate in any underwritten registration hereunder unless such person (i) agrees to sell such person's Registrable Securities on the basis reasonably provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.
SECTION 9. Miscellaneous.  (a) No Conflicting Agreements.  The Company is not, as of the date hereof, a party to, nor shall it, on or after the date of this Agreement, enter into, any agreement with respect to its securities that conflicts with the rights granted to the Holders in this Agreement. The Company represents and warrants that the rights granted to the Holders hereunder do not in any way conflict with the rights granted to the holders of the Company's securities under any other agreements.
(b)            Amendments and Waivers.  The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of Holders of a majority of Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities being sold by such Holders pursuant to such Registration Statement; provided that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the immediately preceding sentence. Notwithstanding the foregoing, this Agreement may be amended by written agreement signed by the Company and the Shareholders, without the consent of the Holders of Registrable Securities, to cure any ambiguity or to correct or supplement any provision contained herein that may be defective or inconsistent with any other provision contained herein, or to make such other provisions in regard to matters or questions arising under this Agreement that shall not adversely affect the interests of the Holders of Registrable Securities. Each Holder of Registrable Securities outstanding at the time of any such amendment, modification, supplement, waiver or consent or thereafter shall be bound by any such amendment, modification, supplement, waiver or consent effected pursuant to this Section 9(b), whether or not any notice, writing or marking indicating such amendment, modification, supplement, waiver or consent appears on the Registrable Securities or is delivered to such Holder.
(c)            Notices.  All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, by telecopier, by courier guaranteeing overnight delivery or by first-class mail, return receipt requested, and shall be deemed given (i) when made, if made by hand delivery, (ii) upon confirmation, if made by facsimile, (iii) one (1) Business Day after being deposited with such courier, if made by overnight courier or (iv) on the date indicated on the notice of receipt, if made by first-class mail, to the parties as follows:
(i)            if to the Company, to:
Knightsbridge Tankers Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attn:  Georgina Sousa
with copies to:
Ola Lorentzon
 Floragatan 20

SE-11431 Stockholm
 Sweden
and
Gary Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
 New York, NY 10004
(ii)            if to Frontline 2012, to:
Frontline 2012 Ltd.
c/o Frontline Management AS
P.O.Box 1327 – Vika
N-0112 Oslo
Norway
Att.:  Inger M. Klemp
(iii)            if to Hemen, to:
Hemen Holding Ltd.
c/o Seatankers Management Co. Ltd.
P.O.Box 53562
Limassol
CY-3399
Cyprus
Att.:  Dimitris Hannas
or to such other address as such person may have furnished to the other persons identified in this Section 9(c) in writing in accordance herewith.
(d)            Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto as hereinafter provided. Except as expressly provided in this Section 9(d), the rights and obligations of the parties hereto cannot be assigned and any purported assignment or Transfer to the contrary shall be void ab initio. No Person may be assigned any rights under this Agreement by any Holder unless the Company is given written notice by the assigning party stating the name and address of the assignee, identifying the securities of the Company as to which the rights in question are being assigned, and providing a detailed description of the nature and extent of the rights that are being assigned; provided, however, that no such assignment shall be effective until (x) the Company and each other party hereto (or their assignees) receive the written notice pursuant to this Section 9(e) and (y) the assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including the provisions of this Section 9(d).

 (e)          Counterparts.  This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be original and all of which taken together shall constitute one and the same agreement.
(f)            Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.
(g)           Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.
(h)            Submission to Jurisdiction.  Except as set forth below, no proceeding, claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and the Company hereby consents to the jurisdiction of such courts and personal service with respect thereto. THE COMPANY AND EACH HOLDER HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) IN ANY WAY ARISING OUT OF OR RELATING TO THIS AGREEMENT. The Company and each Holder agree that a final judgment in any such proceeding brought in any such court shall be conclusive and binding upon such party and may be enforced in any other courts in the jurisdiction of which such party is or may be subject, by suit upon such judgment.
(i)            Agent for Service of Process.  The Company irrevocably appoints Gary J. Wolfe of Seward & Kissel LLP as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 9(c), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.
(j)            Severability.  If any term, provision, covenant or restriction of this Agreement is held to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, and the parties hereto shall use their reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction, it being intended that all of the rights and privileges of the parties shall be enforceable to the fullest extent permitted by law.
(k)            Entire Agreement.  This Agreement is intended by the parties as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and the registration rights granted by the Company with respect to the Registrable Securities. Except as provided in the Acquisition Agreement and the Subscription Agreement, there are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein, with respect to the registration rights granted by the Company with respect to the Registrable Securities. This Agreement supersedes all prior agreements and undertakings among the parties with respect to such registration rights.
(l)            Termination.  This Agreement and the obligations of the parties hereunder shall terminate upon the end of the Effectiveness Period, except for any liabilities or obligations under Section 4, 5 or 6 hereof, each of which shall remain in effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.
KNIGHTSBRIDGE TANKERS LIMITED

By:	/s/ Ola Lorentzon
Name: Ola Lorentzon
Title: Chairman

FRONTLINE 2012 LTD.

By:
Name:
Title:

HEMEN HOLDING LTD.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.
KNIGHTSBRIDGE TANKERS LIMITED

By:
Name:
Title:

FRONTLINE 2012 LTD.

By:	/s/ Magnus Vaaler
Name: Magnus Vaaler
Title: Attorney-in-Fact

HEMEN HOLDING LTD.

By:	/s/ Kostas Pallaris
Name: Kostas Pallaris
Title: Director